-------------------------------------------------------------------------------
        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
-------------------------------------------------------------------------------


If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.


If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

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                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                       On-going Connected Transactions



            Independent Financial Adviser to Independent Directors

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

                      CLSA EQUITY CAPITAL MARKETS LIMITED

-------------------------------------------------------------------------------

A letter from the Independent Directors of China Petroleum & Chemical Corporation is set out on page 18 of this circular. A letter from CLSA Equity Capital Markets Limited containing its advice to the Independent Directors is set out on pages 19 to 27 of this circular.


A notice convening the third extraordinary general meeting of Sinopec Corp. for the year 2003 to be held at Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, PRC on Thursday, 18 December 2003 at 9:00 a.m. is set out on pages 31 to 33 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting.


Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.


                                                             31 October 2003

-------------------------------------------------------------------------------
                                   CONTENTS
-------------------------------------------------------------------------------


                                                                    Page


Definitions .............................................................1


Letter from the Chairman ................................................5


      1.    Introduction ................................................5


      2.    On-going Connected Transactions ..............................6


      3.    Recommendation ..............................................17


      4.    EGM .........................................................17


      5.    General Information .........................................17


Letter from the Independent Directors ...................................18


Letter from CLSA Equity Capital Markets Limited .........................19


Appendix 1 --  General Information ......................................28


Notice of EGM ...........................................................31

-------------------------------------------------------------------------------
                                  DEFINITIONS
-------------------------------------------------------------------------------


         In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:


"Agency Agreement"           the agency agreement dated 3 June 2000
                             regarding the appointment of Sinopec Corp. as the exclusive sales agent of the Ethylene Enterprises
                             (as amended by the On-going Connected Transaction
                             Adjustment Agreement)

"associates"                 has the meaning ascribed to it in the Listing Rules

"Board"                      the board of the directors of Sinopec Corp.

"Circular"                   the circular of Sinopec Corp. dated 30 June 2001

"CLSA"                       CLSA Equity Capital Markets Limited

"Community Services          the community services agreement dated 3 June 2000
Agreement"                   and the supplemental agreement dated 26 September
                             2000 (as amended by the On-going Connected
                             Transaction Adjustment Agreement) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services by Sinopec Group to the Company

"Company"                    Sinopec Corp. and its subsidiaries

"Computer Software           the computer software licence agreement dated 3
Licence Agreement"           June 2000 regarding the granting of licence by the
                             Sinopec Group to the Company to use certain computer software of the Sinopec Group

"De-minimus On-going         the on-going connected transactions, being the
Connected Transactions"      transactions under the Intellectual Property
                             Licence Agreements, the Agency Agreement, the
                             Land Use Rights Leasing Agreement and the
                             Properties Leasing Agreement

"Directors"                  the directors of Sinopec Corp.

"EGM" the extraordinary general meeting of Sinopec Corp. to be held for shareholders of Sinopec Corp. to consider and to approve the Major On-going Connected Transactions and the De-minimus On-going Connected Transactions

"Ethylene Enterprises"       Maoming Petrochemical Ethylene Industrial
                             Company, Tianjin Petrochemical United Chemical
                             Company Limited and Zhongyuan Petrochemical
                             Company Limited which are owned by the Sinopec
                             Group. The Ethylene Enterprises will not include the Ethylene Assets (as defined in Sinopec
                             Corp.'s announcement dated 28 October 2003) of
                             Maoming Petrochemical Ethylene Industrial Company after completion of the proposed purchase of the Ethylene Assets

"Existing Waiver"            the waiver granted by the Stock Exchange on 29
                             June 2001 in relation to the On-going Connected
                             Transactions

"Independent Directors"      the independent directors of Sinopec Corp.,
                             namely Mr Chen Qingtai, Mr Ho Tsu Kwok, Charles,
                             Mr Shi Wanpeng and Mr Zhang Youcai, who are invited to advise the Independent Shareholders in connection with the Major On-going Connected
                             Transactions and the New Caps

"Independent Shareholders"   the shareholders of Sinopec Corp. other than
                             Sinopec Group Company and its associates

"Intellectual Property       the Trademarks Licence Agreement, the Computer
Licence Agreements"          Software Licence Agreement and the Patents and
                             Proprietary Technology Licence Agreement

"Land Use Rights Leasing     the land use rights leasing agreement dated 3 June
Agreement"                   2000 (as amended by the On-going Connected
                             Transaction Adjustment Agreement) regarding the leasing of certain land use rights by Sinopec
                             Group to the Company

"Latest Practicable Date"    22 October 2003, being the latest practicable
                             date for ascertaining certain information referred to in this circular prior to the printing of this circular

"Listing Rules"              the Rules Governing the Listing of Securities on
                             the Stock Exchange

"Major On-going              the on-going connected transactions, being the
Connected Transactions"      transactions under the SPI Fund Document, the
                             Mutual Supply Agreement (excluding the guarantees by the Company to the Sinopec Group) and the Community Services Agreement

"Mutual Supply Agreement"    the mutual supply agreement dated 3 June 2000 and
                             the supplemental agreement dated 26 September
                             2000 (as amended by the On-going Connected
                             Transaction Adjustment Agreement) regarding the provision of a range of products and services from time to time (1) by Sinopec Group to the Company; and (2) by the Company to Sinopec Group

"New Caps"                   the proposed new annual limits in respect of the
                             Mutual Supply Agreement and the Community
                             Services Agreement as referred to in paragraphs
                             (c) and (d) of the section headed "New cap amounts of the On-going Connected Transactions"

"On-going Connected          the agreement dated 11 June 2001 providing for the
Transaction Adjustment       amendments to the terms of the On-going Connected
Agreement"                   Transactions as set out in the Circular

"On-going Connected          the De-minimus On-going Connected Transactions and
Transactions"                the Major On-going Connected Transactions

"Patents and Proprietary     the patents and proprietary technology licence
Technology Licence           agreement dated 3 June 2000 regarding the granting
Agreement"                   of licence by the Sinopec Group to the Company to
                             use certain patents and proprietary technology of the Sinopec Group

"Properties Leasing          the properties leasing agreement dated 3 June 2000
Agreement"                   (as amended by the On-going Connected Transaction
                             Adjustment Agreement) regarding the leasing of certain properties by Sinopec Group to the Company

"RMB" the lawful currency of the People's Republic of China

"SFO" the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

"Shanghai Stock Exchange"    the Stock Exchange of Shanghai

"Shares"                     shares of Sinopec Corp. of RMB1.00 each

"Sinopec Corp."              China Petroleum & Chemical Corporation, a joint
                             stock limited company incorporated in the PRC with limited liability

"Sinopec Group"              Sinopec Group Company and its subsidiaries (other
                             than the Company)

"Sinopec Group Company"      China Petrochemical Corporation, being the
                             controlling shareholder of Sinopec Corp.

"SPI Fund Document"          a document jointly issued in 1997 by the Ministry
                             of Finance and the ministerial level enterprise of Sinopec Group Company and its associates before the industry reorganisation in 1998 (Cai
                             Gong Zi [1997] No. 268) relating to the payment of insurance premium by Sinopec Corp. to Sinopec
                             Group Company. Under the SPI Fund Document,
                             Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after Sinopec Group Company has received the premium from Sinopec Corp., Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp.
                             if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document
                             ("Refund"). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in the following manner:
                             60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production

"sq.km."                     square kilometres

"sq.m."                      square metres

"Stock Exchange"             The Stock Exchange of Hong Kong Limited

"Supervisor(s)"              the members of the supervisory committee of
                             Sinopec Corp.

"Trademarks Licence          the trademarks licence agreement dated 3 June 2000
Agreement"                   regarding the granting of licence by the Sinopec
                             Group to the Company to use certain trademarks of the Sinopec Group

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                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------


                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Directors:                                       Registered Office:
Chen Tonghai                                     A6, Huixindong Street
Wang Jiming                                      Chaoyang District
Mou Shuling                                      Beijing, 100029
Zhang Jiaren                                     People's Republic of China
Cao Xianghong
Liu Genyuan                                      Place of Business in Hong Kong:
Liu Kegu                                         12th Floor, Office Tower
Fan Yifei                                        Convention Plaza
                                                 1 Harbour Road
Independent Directors:                           Wan Chai
Chen Qingtai                                     Hong Kong
Ho Tsu Kwok Charles
Shi Wanpeng
Zhang Youcai

Employee Representative Director:
Cao Yaofeng
                                                 31 October 2003

To the Shareholders

Dear Sir or Madam,

                        On-going Connected Transactions

1.    INTRODUCTION

      The Existing Waiver granted by the Stock Exchange on 29 June 2001 from strict compliance with the relevant requirements of the Listing Rules in respect of the On-going Connected Transactions as disclosed in the Circular will expire on 31 December 2003. Sinopec Corp. has applied to the Stock Exchange for new waivers.

      The purpose of this circular is to provide you with further information relating to the On-going Connected Transactions, the New Caps, the advice of CLSA to the Independent Directors and the recommendation of the Independent Directors.

2.    ON-GOING CONNECTED TRANSACTIONS

2.1   Background
      In preparation for its listing overseas, Sinopec Corp. and Sinopec Group Company entered into a number of agreements in 2000 governing the on-going connected transactions between them. These agreements include the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement, the Properties Leasing Agreement, the Intellectual Property Licence Agreements, the Agency Agreement and the SPI Fund Document. On 11 June 2001, due to the on-going connected transactions arising from the acquisition of Sinopec National Star Petroleum Company, Sinopec Corp. and Sinopec Group Company entered into the On-going Connected Transaction Adjustment Agreement to amend the terms of the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement and the Properties Leasing Agreement.

      The On-going Connected Transactions are summarised below:

      (1)   Intellectual Property Licence Agreements

            Sinopec Corp. and Sinopec Group Company entered into the Intellectual Property Licence Agreements on 3 June 2000 with effect from January 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000.

            While the above intellectual property rights are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to Sinopec Group Company all such expenses which Sinopec Group Company paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

      (2)   Safety Production Insurance Fund (the "SPI Fund")

            With the approval of the Ministry of Finance, Sinopec Group Company has established the SPI Fund which currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

            Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

            After Sinopec Group Company has received the premium from Sinopec Corp., Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as awards to units and individuals who have made a special contribution to safety production.

      (3)   Agency Agreement

            Effective 1 January 2000, Sinopec Group Company, representing the Ethylene Enterprises, and Sinopec Corp. entered into the Agency Agreement dated 3 June 2000 for a term of 3 years. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Agency Agreement is continuing until terminated by the parties. Sinopec Corp. is appointed as the exclusive agent for the sale of all the products produced by the Ethylene Enterprises. Sinopec Corp. will receive an agency fee which is equal to 0.2% to 1% of the amount of purchase price actually received by Sinopec Corp. Sinopec Corp. shall bear the expenses incurred in collecting payment for the purchases.

      (4)   Mutual Supply Agreement

            Sinopec Group Company and Sinopec Corp. entered into the Mutual Supply Agreement dated 3 June 2000 with effect from 1 January 2000 for a term of 3 years, whereby Sinopec Group Company agreed to provide the Company with supply services, storage and transportation services, ancillary production services and taking deposits by Sinopec Group Company's financial institutions. According to the Mutual Supply Agreement, Sinopec Corp. has agreed to provide certain products and services to the Sinopec Group, namely, supply of crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, water, electricity, gas, heat, measurement, quality inspection, provision of guarantee and other related or similar products or services. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Mutual Supply Agreement is continuing until terminated by the parties. The above products and ancillary services shall be provided at:

            (i)   government-prescribed price;

            (ii) where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

            (iii) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

            (iv) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or services, which shall be the reasonable cost incurred in providing the same plus not more than 6% of such cost.

      (5)   Community Services Agreement

            Sinopec Group Company and Sinopec Corp. entered into the Community Services Agreement dated 3 June 2000 with effect from 1 January 2000 for a term of 3 years, whereby Sinopec Group Company agreed to provide cultural, educational and hygiene services and community services to the Company. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Community Services Agreement is continuing until terminated by the parties.

            The services under the Community Services Agreement are provided in accordance with the same pricing policy as that of the Mutual Supply Agreement.

      (6)   Land Use Rights Leasing Agreement

            Effective 1 January 2000, Sinopec Group Company and Sinopec Corp. entered into the Land Use Rights Leasing Agreement on 3 June 2000. According to the Land Use Rights Leasing Agreement as amended by the On-going Connected Transaction Adjustment Agreement, Sinopec Group Company agreed to lease to the Company certain parcels of land, with an aggregate area of approximately 370,074,262 square metres at an annual rent of approximately RMB 1,977,181,695 which is lower than the prevailing market rent. The rent may be reviewed every 3 years and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

            Regarding authorised lands for operation owned by members of the Sinopec Group, lands for industrial use are leased to the Company for a term of 50 years and lands for commercial use for 40 years. Regarding lands over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving notice to it twelve months before the expiry of the lease.

      (7)   Properties Leasing Agreement

            Effective 1 January 2000, Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement dated 3 June 2000 (as amended by the On-going Connected Transaction Adjustment Agreement) whereby members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,593,490 square metres at an annual rent of RMB 566,635,194 which is lower than the prevailing market rent. The rent may be reviewed once a year and any such revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by Sinopec Group.

            The properties are leased by the Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

            If Sinopec Group Company negotiates to sell a property leased by the Company to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

2.2   Existing Waiver and Historical Figures

      The Stock Exchange granted the Existing Waiver on 29 June 2001 from strict compliance with the relevant requirements of the Listing Rules in respect of the On-going Connected Transactions for a period of three financial years up to 31 December 2003. The relevant cap amount and the historical figures of each of the On-going Connected Transactions for the following periods are set out below:

                                                                                                         for the
                                                                                                       six-month
                                                                 for the year     for the year      period ended
      Transactions                                     Caps              2001             2002      30 June 2003

      Intellectual Property Licence
         Agreements
      annual payment by the Company          RMB 35 million    RMB 10 million   RMB 10 million     RMB 5 million

      Safety Production Insurance Fund
         Document
      annual amount payable by the               The amount          RMB 0.65        RMB 0.787         RMB 0.395
         Company                           specified in the           billion          billion           billion
                                          SPI Fund Document

      Agency Agreement
      agency fees payable by the             RMB 50 million     RMB 7 million   RMB 37 million    RMB 22 million
         Ethylene Enterprises

      Mutual Supply Agreement
      (i)  annual expenditures of the      18% of the total        RMB 37,101       RMB 45,365        RMB 27,029
           Company in respect of                  operating           million          million           million
           products and services                  expenses           (12.74%)         (14.55%)          (14.69%)
           (except financial services)
           provided by the Sinopec
           Group

      (ii) annual revenues derived by       16% of the total       RMB 37,261       RMB 36,343        RMB 19,861
           the Company in respect of               operating          million          million           million
           products and services                    revenues          (11.7%)         (10.69%)           (9.81%)
           (except provision of
           guarantee) provided by the
           Company to the Sinopec
           Group

     (iii) the aggregate of average       2.5% of the total         RMB 7,018        RMB 5,263         RMB 6,442
           month-end amount of                    operating    million (2.2%)  million (1.55%)   million (1.59%)
           deposits and total amount of           revenues
           interest received in respect
           of these deposits

      (iv) guarantees provided by the     RMB 1,000 million     RMB 0 million    RMB 0 million     RMB 0 million
           Company to Sinopec Group at                        (RMB 55 million
           any time                                         in the year 2000)

      Community Services Agreement
      annual expenditures for the           3% of the total         RMB 2,000        RMB 1,945   RMB 940 million
         provision of products and       operating expenses   million (0.69%)  million (0.62%)   million (0.51%)
         services by the Sinopec Group
         to the Company

      Land Use Rights Leasing
         Agreement
      annual rents payable by the          RMB 2.05 billion         RMB 2.007        RMB 2.018          RMB 1.03
         Company                                                      billion          billion           billion

      Properties Leasing Agreement
      annual rents payable by the           RMB 730 million           RMB 482          RMB 619           RMB 356
         Company                                                      million          million           million

2.3   New cap amounts of the On-going Connected Transactions

      In the following proposed renewal of the waivers in relation to the On-going Connected Transactions, the cap amounts remain the same as those in the existing waiver, except for the two De-minimus On-going Connected Transactions set out in paragraphs (a) and (b) below and two Major On-going Connected Transactions set out in paragraphs (c) and (d) below:

      (a) Agency Agreement: The new cap amount for the agency fees payable by the Ethylene Enterprises under the Agency Agreement (taking into account of the proposed purchase of the Ethylene Assets as stated in Sinopec Corp.'s announcement dated 28 October 2003) is proposed to be increased from RMB 50 million in the existing waiver to RMB 70 million in the present application for waiver renewal. The Board expects that there will be a steady increase in the price of products produced by the Ethylene Enterprises. As the agency fee received by Sinopec Corp. is determined by reference to the amount of purchase price received by Sinopec Corp., the cap amount is adjusted to cater for the expected increase in agency revenue brought about by an increase in the price of Ethylene Enterprises' products.

      (b) Land Use Rights Leasing Agreement: The new cap amount for the annual rents payable by the Company under the Land Use Rights Leasing Agreement is also proposed to be increased from RMB 2.05 billion in the existing waiver to RMB 2.15 billion in the present application for waiver renewal. Under the Land Use Rights Leasing Agreement, the parties may review the rent every 3 years. Coupled with the fact that there has been an increase in rents throughout the country, it is anticipated that there will be a corresponding rental increase under the Land Use Rights Leasing Agreement and the adjusted annual rents payable by the Company may well exceed the present cap amount. Therefore, the proposed increase in cap amount for this de-minimus on-going connected transaction is necessary. The rentals after such adjustments have been considered by a PRC qualified property valuer to be lower than the market value.

      (c) Annual revenues under the Mutual Supply Agreement: After consideration of the historical revenues and allowing flexibility for changes of the actual amount of the total operating revenues of the Company, the new cap amount for the annual revenues derived by the Company in respect of products and services (except provision of guarantee) provided by the Company to the Sinopec Group under the Mutual Supply Agreement is proposed to be reduced from the existing cap, 16% of the total operating revenues, to 14% of the Company's total operating revenues.

      (d) Community Services Agreement: After consideration of the historical expenses, the new cap amount for the annual expenditures for the provision of products and services by the Sinopec Group to the Company under the Community Services Agreement is proposed to be reduced from the existing cap, 3% of the total operating expenses, to 2% of the Company's total operating expenses.

      (e) Intellectual Property Licence Agreements: The value of the Intellectual Property Licence Agreements for the years ended 2001 and 2002 was approximately RMB 10 million, and for the six-month period ended 30 June 2003 was approximately RMB 5 million. After consideration of the historical figures, and the fact that (i) some of the Research & Development units and design units of the Sinopec Group are continuing in expansion in developing and designing new technologies, and more intellectual property rights licences may be obtained by the Company from the Sinopec Group, and (ii) after China's accession into the WTO, licensing fees for use of intellectual property rights may also be increased, it is proposed that the new cap amount applied for should be the same as the existing cap amount of RMB 35 million per year.

      (f) Property Leasing Agreement: The amounts of the annual rentals paid under the Property Leasing Agreement for the years ended 2001 and 2002 were approximately RMB 482 million and RMB 619 million respectively, and for the six-month period ended 30 June 2003 was approximately RMB 356 million. After consideration of the historical figures, it is proposed to maintain the original cap amount at RMB 730 million.

      (g)   Annual expenditures of the Company under the Mutual Supply
            Agreement: The amounts of expenditures of the Company under the Mutual Supply Agreement for the years ended 2001 and 2002 were approximately RMB 37,101 million (representing approximately 12.74% of the total operating expenses) and RMB 45,365 million (representing approximately 14.55% of the total operating expenses), and for the six-month period ended 30 June 2003 was approximately RMB 27,029 million (representing approximately 14.69% of the total operating expenses). After consideration of the historical figures and allowing flexibility for changes of the actual amount of the total operating expenditures of the Company, it is proposed that the new cap amount applied for should be the same as the existing cap amount, being 18% of the total operating expenses.

      (h)   The total amount of deposits under the Mutual Supply Agreement:
            The amounts of deposits with the Sinopec Group's financial institutions under the Mutual Supply Agreement for the years ended 2001 and 2002 were approximately RMB 7,018 million (representing approximately 2.2% of the total operating revenues) and RMB 5,263 million (representing approximately 1.55% of the total operating revenues), and for the six-month period ended 30 June 2003 was approximately RMB 6,442 (representing approximately 1.59% of the total operating revenues). After consideration of the historical figures, it is proposed that the annual cap amount of 2.5% of the total operating revenues be maintained.

      (i) The amount of guarantees under the Mutual Supply Agreement: China Securities Regulatory Commission prohibits the giving of guarantees by a listed company to its substantial shareholder. As such, no guarantee will be provided by the Company to the Sinopec Group in respect of the Mutual Supply Agreement and a new waiver on the guarantee will not be sought.

2.4   New Waivers to be sought

      As (i) Sinopec Group Company is the controlling shareholder of Sinopec Corp. and (ii) the On-going Connected Transactions are of a continuing nature, the On-going Connected Transactions constitute on-going connected transactions of Sinopec Corp. for the purposes of the Listing Rules.

      2.4.1 De-minimus On-going Connected Transactions

            As (i) the annual amount payable under each of the De-minimus On-going Connected Transactions is expected to be less than 3% of the net tangible asset value of the Company and (ii) the Directors consider that it would be impracticable for Sinopec Corp. to comply strictly with the disclosure requirements of the Listing Rules in respect of the De-minimus On-going Connected Transactions each year, Sinopec Corp. has applied to the Stock Exchange for a new waiver of the De-minimus On-going Connected Transactions from strict compliance with such disclosure requirements, subject to the following conditions:

            (a) each of the De-minimus On-going Connected Transactions:

                  (i) has been performed by Sinopec Corp. in the ordinary and usual course of its business;

                  (ii) has been conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC); or (b) on terms no less favourable than those available to (or from) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;

                  (iii) has been performed in accordance with the terms of
                        each of the De-minimus On-going Connected Transactions and is in the interest of shareholders of Sinopec Corp. as a whole;

                  (iv) the aggregate value of each of the following De-minimus On-going Connected Transactions (other than the Land Use Rights Leasing Agreement and the Properties Leasing Agreement will not exceed the limits set out below or 3% of the net tangible asset value of the Company (whichever is lower). For the Land Use Rights Leasing Agreement and the Properties Leasing Agreement, the value of the Land Use Rights Leasing Agreement and the Properties Leasing Agreement shall not exceed their respective limit set out below or the aggregate value under the two agreements shall not exceed 3% of the net tangible asset value of the Company (whichever is lower):

                        De-minimus On-going Connected Transactions                                         Caps
                        Intellectual Property Licence Agreements
                        annual payment by the Company                                            RMB 35 million

                        Agency Agreement
                        agency fees payable by the Ethylene Enterprises                          RMB 70 million

                        Land Use Rights Leasing Agreement
                        annual rents payable by the Company                                    RMB 2.15 billion

                        Properties Leasing Agreement
                        annual rents payable by the Company                                     RMB 730 million

            (b) the independent directors of Sinopec Corp. shall review annually each of the De-minimus On-going Connected Transactions and confirm in Sinopec Corp.'s annual report that the De-minimus On-going Connected Transactions have been conducted in the manner stated in condition (a) above;

            (c) the auditors of Sinopec Corp. shall review annually each of the De-minimus On-going Connected Transactions and confirm to the Board (a copy of which shall be provided to the Listing Division of the Stock Exchange) whether:

                  (i) each of the De-minimus On-going Connected Transactions received the approval of the Board;

                  (ii) each of the De-minimus On-going Connected Transactions has been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

                  (iii) each of the De-minimus On-going Connected Transactions has been performed in accordance with the terms of the De-minimus On-going Connected Transactions or, where there is no agreement, on terms no less favourable than those terms available to (or from) independent third parties; and

                  (iv) the total amount paid in that year has exceeded the relevant cap amount stated above.

                  Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Board shall contact the Listing Division of the Stock Exchange immediately; and

            (d) details of each of the De-minimus On-going Connected Transactions shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of Sinopec Corp. for each financial year during the subsistence of each of the De-minimus On-going Connected Transactions, together with a statement of the opinion of the independent directors referred to in condition (b) above.

            If any term of each of the De-minimus On-going Connected Transactions as mentioned above is altered or if Sinopec Corp. enters into any new agreement with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

      2.4.2 Major On-going Connected Transactions

            As the Directors of Sinopec Corp. consider that it would be impracticable for Sinopec Corp. to comply strictly with the disclosure and shareholders' approval requirements of the Listing Rules on each occasion when the Major On-going Connected Transactions arise, Sinopec Corp. has applied to the Stock Exchange for a new waiver of the Major On-going Connected Transactions for a period of three financial years up to 31 December 2006 from strict compliance with such disclosure and shareholders' approval requirements, subject to the following conditions:

            (a) each of the Major On-going Connected Transactions:

                  (i) has been performed by Sinopec Corp. in the ordinary and usual course of its business;

                  (ii) has been conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC); or (b) on terms no less favourable than those available to (or from) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;

                  (iii) has been performed in accordance with the terms of
                        each of the Major On-going Connected Transactions and is in the interest of shareholders of Sinopec Corp. as a whole;

                  (iv) the aggregate value of the following Major On-going Connected Transactions will not exceed the limits set out below:


                        Major On-going Connected Transactions                              Caps

                        Safety Production Insurance Fund Document
                        annual amount payable by the Company                               The amount
                                                                                           specified in the
                                                                                           SPI Fund Document

                        Mutual Supply Agreement
                        (i)    annual expenditures of the Company in respect               18% of the total
                               of products  and services (except financial services)       operating expenses
                               provided by the Sinopec Group
                        (ii)   annual revenues derived by the Company in                   14% of the total
                               respect of products and services (except provision          operating revenues
                               of guarantee) provided by the Company to
                               the Sinopec Group
                        (iii)  the aggregate of average month-end amount of                2.5% of the total
                               deposits and total amount of interest received in           operating revenues
                               respect of these deposits

                        Community Services Agreement
                        annual expenditures for the provision of products and services by  2% of the total
                           the Sinopec Group to the Company                                operating expenses


                  Sinopec Corp. is required to disclose in each of its annual report the total amount of operating expenses and operating revenues of the relevant financial year, and the historical value of the fixed assets and the average month-end inventory value of the Company for the purpose of calculating the insurance premium payable by the Company;

            (b) the independent directors of Sinopec Corp. shall review annually each of the Major On-going Connected Transactions and confirm in Sinopec Corp.'s annual report that the Major On-going Connected Transactions have been conducted in the manner stated in condition (a) above;

            (c) the auditors of Sinopec Corp. shall review annually each of the Major On-going Connected Transactions and confirm to the Board (a copy of which shall be provided to the Listing Division of the Stock Exchange) whether:

                  (i) each of the Major On-going Connected Transactions received the approval of the Board;

                  (ii) each of the Major On-going Connected Transactions has been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

                  (iii) each of the Major On-going Connected Transactions has been performed in accordance with the terms of the Major On-going Connected Transactions or, where there is no agreement, on terms no less favourable that those terms available to (or from) independent third parties; and

                  (iv) the total amount paid in that year has exceeded the relevant cap amount stated above.

                  Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Board shall contact the Listing Division of the Stock Exchange immediately;

            (d) details of each of the Major On-going Connected Transactions shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of Sinopec Corp. for each financial year during the subsistence of each of the Major On-going Connected Transactions, together with a statement of the opinion of the independent directors referred to in condition (b) above; and

            (e) the approval of the Major On-going Connected Transactions by the Independent Shareholders at the EGM.

            If any term of each of the Major On-going Connected Transactions as mentioned above is altered or if Sinopec Corp. enters into any new agreement with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

3.    RECOMMENDATION

      The Board (including the Independent Directors) considers that the terms of each of the On-going Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole.

      CLSA has been appointed as an independent financial adviser to advise the Independent Directors in respect of the Major On-going Connected Transactions and the New Caps.

      The Independent Directors, namely Mr Chen Qingtai, Mr Ho Tsu Kwok, Charles, Mr Shi Wanpeng and Mr Zhang Youcai, having taken into account the advice of CLSA, consider that the Major On-going Connected Transactions and the New Caps are fair and reasonable so far as the Independent Shareholders are concerned and accordingly recommend the Independent Shareholders vote in favour of the ordinary resolutions which will be proposed at the EGM.

      The text of the letter from the Independent Directors is set out on page 18 of this circular and the text of the letter from CLSA containing its advice is set out on pages 19 to 27 of this circular.

4.    EGM

      You will find on pages 31 and 33 of this circular a notice of the EGM to be held at Sinopec Corp.'s Offices 6A Huixindong Street, Chaoyang District, Beijing, PRC on Thursday, 18 December 2003 at 9:00 a.m.

      A form of proxy for use in connection with the EGM is enclosed. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

      Sinopec Group Company and its associates will abstain from voting at the EGM.

5.    GENERAL INFORMATION

      Your attention is drawn to the texts of the letter from the Independent Directors and from CLSA containing their recommendation regarding the Major On-going Connected Transactions and the New Caps.

                                                    Yours faithfully,
                                          China Petroleum & Chemical Corporation
                                                       Chen Tonghai
                                                         Chairman

-------------------------------------------------------------------------------
                     LETTER FROM THE INDEPENDENT DIRECTORS
-------------------------------------------------------------------------------



                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                                           31 October 2003

To the Independent Shareholders

Dear Sir or Madam,

                        On-going Connected Transactions
INTRODUCTION

      We refer to the circular (the "Circular") dated 31 October 2003 issued by Sinopec Corp. to its shareholders of which this letter forms part. The terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

      We are writing to you to set out our recommendation on whether or not the Major On-going Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned. The terms of the Major On-going Connected Transactions are summarised in the letter from the Chairman. In considering the fairness and reasonableness, the Independent Directors have been advised by CLSA. You are strongly urged to read CLSA's letter to the Independent Directors which is set out on pages 19 to 27 of this Circular.

RECOMMENDATION

      We have discussed with the management of Sinopec Corp. the Major On-going Connected Transactions.

      The Independent Directors concur with the views of CLSA and consider that the Major On-going Connected Transactions and the New Caps are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Directors unanimously recommend the Independent Shareholders vote in favour of the ordinary resolution set out in the notice of the EGM.

                                      Yours faithfully
                  Chen Qingtai  Ho Tsu Kwok, Charles  Shi Wanpeng  Zhang Youcai
                                           Chairmen

-------------------------------------------------------------------------------
                LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                                         31 October 2003

To the Independent Directors of
China Petroleum & Chemical Corporation

Dear Sirs,

                        ON-GOING CONNECTED TRANSACTIONS

      We refer to our engagement under which CLSA Equity Capital Markets Limited ("CLSA") has been appointed to advise the Independent Directors in connection with the terms of the Major On-going Connected Transactions. Pursuant to the Listing Rules, transactions covered by Major On-going Connected Transactions constitute connected transactions for Sinopec Corp. and are subject to the approval of the Independent Shareholders at general meeting. Details of the Major On-going Connected Transactions are summarised in the letter from the Chairman included in the circular dated 31 October 2003 (the "Circular") issued by Sinopec Corp. to its shareholders ("Shareholders" and individually each a "Shareholder"). This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

      In our capacity as independent financial adviser to the Independent Directors, our role is to give an independent opinion as to whether the terms of the Major On-going Connected Transactions are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Directors has been prepared and delivered in accordance with the requirements of the Listing Rules for the purposes of assisting the Independent Directors in their duties to evaluate the terms of the Major On-going Connected Transactions and for no other reason. The assumptions made and the analysis conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

      In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are wholly responsible, are true and accurate in all respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.

      We consider that we have reviewed sufficient information to enable us to reach an informed view and to justify relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. We have not, however, made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Company and Sinopec Group. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company or Sinopec Group. It is not within our terms of reference to comment on the commercial feasibility of the Major On-going Connected Transactions, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Directors, we have not been involved in the negotiations in respect of the terms of the Major On-going Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Major On-going Connected Transactions will be fully performed in accordance with the terms thereof.

      Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Directors. As a result, circumstances could develop prior to the taking effect of the Major On-going Connected Transactions that, if known at the time we rendered our opinion, would have altered our opinion.

      CLSA is a deemed licensed corporation under the Securities and Futures Ordinance for type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activity. Together with its affiliates, CLSA provides a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for our own account and the accounts of customers. We will receive a fee from Sinopec Corp. for rendering this opinion. Sinopec Corp. has also agreed to indemnify CLSA and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS CONSIDERED

      In arriving at our opinion with regard to the terms of the Major On-going Connected Transactions, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factors or reasons, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.    The Major On-going Connected Transactions:

      In preparation for its listing, Sinopec Corp. and Sinopec Group Company entered into a number of agreements in 2000 governing the on-going connected transactions between their respective groups. These agreements include the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement, the Properties Leasing Agreement, the Intellectual Property Licence Agreements, the Agency Agreement and the SPI Fund Document. On 11 June 2001, due to the on-going connected transactions arising from the acquisition of Sinopec National Star Petroleum Company, Sinopec Corp. and Sinopec Group Company entered into the On-going Connected Transaction Adjustment Agreement to amend the terms of the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement and the Properties Leasing Agreement.

      Additionally, Sinopec Corp. is required to make payment to the Safety Production Insurance Fund (the "SPI fund") established by the Sinopec Group Company under the SPI Fund Document. The on-going connected transactions covered by the SPI Fund Document, the Mutual Supply Agreement and the Community Services Agreement constitute the Major On-going Connected Transactions.

      We have reviewed the terms of agreements entered into between Sinopec Corp. and Sinopec Group Company that govern the Major On-going Connected Transactions, and we have noted the followings:

      1)    The SPI Fund

            We note that the SPI Fund was established by Sinopec Group Company with the approval of the Ministry of Finance with the aim to provide insurance cover on a consolidated basis on certain assets used in the operations of the Company.

            We note that, under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months. After Sinopec Group Company has received the semi-annual premium from Sinopec Corp., Sinopec Group Company will refund to Sinopec Corp. 20% of the paid premium if Sinopec Corp. pays the premium on time or 17% of the paid premium if Sinopec Corp. does not pay the premium on time. Such refunded amount shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as awards to units and individuals who have made a special contribution to safety production.

            We understand that the above mentioned arrangements concerning the SPI Fund are in accordance with the relevant regulations as specified by the Ministry of Finance.

      2)    Mutual Supply Agreement

            We note that Sinopec Corp. has entered into the Mutual Supply Agreement with Sinopec Group Company, the term of which is continuing until terminated by both parties as amended by the On-going Connected Transaction Adjustment Agreement. According to the Mutual Supply Agreement, Sinopec Group Company agrees to provide the Company supply services, storage and transportation services, ancillary production services and financial services, and Sinopec Corp. agreed to provide Sinopec Group Company certain products and services, at:

             (i)  government-prescribed price;

             (ii) where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

             (iii)where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

             (iv) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or services, which shall be the reasonable cost incurred in providing the same plus not more than 6% of such cost.

             We understand that the Directors believe that, due to the location of the Company's facilities, the proximity between the Company and Sinopec Group Company as well as the scarcity of third party providers of comparable products and services, the arrangements as covered by the Mutual Supply Agreement are beneficial to the continual and effective operation of the Company.

             We also note that the priority of the pricing mechanism is set under (i) to (iv) above such that the pricing mechanism in (iv) would only apply where the pricing mechanisms under (i) to (iii) are not applicable. In case where the pricing mechanism in (iv) above applies, we note that a margin will be charged by the provider of the above products or services. We understand from the Directors that such margin has been set after taking into account, inter-alia, the potential administrative expenses incurred by the provider of such products and services as well as the market profit rate required by companies comparable to the provider of such products and services. We have considered the Directors' views as to the potential volume of the aforesaid expenses and profit rate and we also note that the margin in
       (iv) above shall not be more than 6% of the relevant reasonable cost and shall apply mutually between Sinopec Corp. and Sinopec Group Company.

             Based on the above, we are of the opinion that the above mentioned pricing mechanism is fair and reasonable so far as the Independent Shareholders are concerned.

       3)   Community Services Agreement

            We note that Sinopec Group Company and Sinopec Corp. entered into the Community Services Agreement, whereby Sinopec Group Company agreed to provide cultural, educational and hygiene services and community services to the Company. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Community Services Agreement is continuing until terminated by the parties.

            The services under the Community Services Agreement are provided in accordance with the same pricing policy as that of the Mutual Supply Agreement. We have discussed with the Directors and understand that the pricing policy for the Community Services Agreement is set on basis of the same factors and reasons as set out above for the Mutual Supply Agreement. We have considered these factors and reasons which are the same as those set out above for the Mutual Supply Agreement and we are of the opinion that the pricing mechanism for the Community Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

            Further details of Major On-going Connected Transactions are set out in the letter from the Chairman contained in the Circular.

            Having considered all of the above principal factors and reasons, including the pricing mechanism of each of the Major On-going Connected Transactions listed above, we are of the opinion that the terms of the Major On-going Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

2. New waivers to be sought

      As the Directors consider that it would be impracticable for Sinopec Corp. to comply strictly with the disclosure and shareholders' approval requirements of the Listing Rules on each occasion when the Major On-going Connected Transactions arise, Sinopec Corp. has applied to the Stock Exchange for a new waiver of the Major On-going Connected Transactions for a period of three financial years up to 31 December 2006 from strict compliance with such disclosure and shareholders' approval requirements, subject to the following conditions:

      (a) each of the Major On-going Connected Transactions:

             (i) has been performed by Sinopec Corp. in the ordinary and usual course of its business;

             (ii) has been conducted either (a) on normal commercial terms
                  (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC); or (b) on terms no less favourable than those available to (or from) independent third parties; or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;

             (iii)has been performed in accordance with the terms of each of the Major On-going Connected Transactions and is in the interest of shareholders of Sinopec Corp. as a whole;

             (iv) the aggregate value of the following Major On-going
                  Connected Transactions will not exceed the limits set out below:

                  Major On-going Connected Transactions                             Caps

                  SPI Fund Document
                  annual amount payable by the Company                              The amount specified in
                                                                                    the SPI Fund Document

                  Mutual Supply Agreement
                  (i)     annual expenditures of the Company in respect             18% of the total operating
                          of products and services (except financial                expenses
                          services) provided by the Sinopec
                          Group

                  (ii)    annual revenues derived by the Company in respect         14% of the total operating
                          of products and services (except provision of             revenues
                          guarantee) provided by the Company to the Sinopec Group

                  (iii)   the aggregate of average month-end amount of              2.5% of the total
                          deposits and total amount of interest received in         operating revenues
                          respect of these deposits

                  Community Services Agreement
                  annual expenditures for the provision of products and             2% of the total operating
                  services by the Sinopec Group to the Company                      expenses

      (b) the Independent Directors of Sinopec Corp. shall review annually each of the Major On-going Connected Transactions and confirm in Sinopec Corp.'s annual report that the Major On-going Connected Transactions have been conducted in the manner stated in condition
            (a) above;

      (c) the auditors of Sinopec Corp. shall review annually each of the Major On-going Connected Transactions, and confirm to the Board annually (a copy of which shall be provided to the Listing Division of the Stock Exchange) whether:

            (i) each of the Major On-going Connected Transactions received the approval of the Board;

            (ii) each of the Major On-going Connected Transactions has been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

            (iii) each of the Major On-going Connected Transactions has been performed in accordance with the terms of the Major On-going Connected Transactions or, where there is no agreement, on terms no less favourable that those terms available to (or from) independent third parties; and

            (iv) the total amount paid in that year has been exceeded the relevant cap amount stated above.

            We note that if the auditors, for whatever reason, decline to accept the engagement or are unable to provide the letter referred to above, the Board shall contact the Listing Division of the Stock Exchange immediately; and

      (d) details of each of the Major On-going Connected Transactions shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of Sinopec Corp. for each financial year during the subsistence of each of the Major On-going Connected Transactions, together with a statement of the opinion of the independent directors referred to in condition (b) above.

      We note that, other than:

            -- the proposed cap in respect of the annual revenues derived by the Company for products and services (except provision of guarantee) provided by it to the Sinopec Group under the Mutual Supply Agreement, which is proposed to decrease to 14% of the Company's total operating revenue under the new waiver from the annual limit of 16% as set out in the Existing Waiver; and

            -- the proposed cap in respect of the Community Services Agreement, which is proposed to decrease to 2% of the Company's total operating expenses under the new waiver from the annual limit of 3% as set out in the Existing Waiver, all the other proposed annual caps applied for in respect of the Major On-going Connected Transactions (other than the guarantees by the Company to the Sinopec Group in respect of the Mutual Supply Agreement) under the new waivers are the same as those under the Existing Waivers.

      We note that for the three financial years ended 31 December 2002, the expenditures of the Company for products and services provided by members of the Sinopec Group (except financial services) being the subject matter of the Mutual Supply Agreement were approximately RMB33,615 million, RMB37,101 million and RMB45,365 million respectively, representing approximately 11.43%, 12.74% and 14.55% respectively of the total operating expenses of the Company for the relevant periods. The corresponding new cap is proposed to be the same at 18% of the Company's total operating expenses as that under the Existing Waivers.

      In respect of the annual revenues derived by the Company for products and services (except provision of guarantee) provided to the Sinopec Group under the Mutual Supply Agreement, the annual limit as set out in the Existing Waivers was 16% of the Company's total operating revenues. For the three financial years ended 31 December 2002, the revenues derived by Sinopec Corp. for the products and services provided to member of Sinopec Group (except provision of guarantees) being the subject matter of the Mutual Supply Agreement were approximately RMB42,515 million, RMB37,261 million and RMB36,343 million respectively, representing approximately 12.93%, 11.70% and 10.69% respectively of the total operating revenues of the Company for the relevant periods. Taking into consideration of the historical revenues derived by the Company for the provision of products and services to the Sinopec Group, as well as the Company's projection for each of the four financial years ended 31 December 2006, the Company proposes that the corresponding annual cap under the new waiver be lowered to 14% of the Company's total operating revenues.

      We note that for the three financial years ended 31 December 2002, the aggregate of average month-end amount of deposits and total amount of interest received in respect of these deposits under the Mutual Supply Agreement represent approximately 1.26%, 2.20% and 1.55% respectively of the total operating revenues of the Company for the relevant periods. The corresponding new cap is proposed to be the same at 2.5% of the Company's total operating revenues as that under the Existing Waivers.

      In respect of the Community Services Agreement, the annual limit as set out in the Existing Waivers was 3% of the Company's total operating expenses. We note that for the three financial years ended 31 December 2002, the expenditures of the Company for products and services provided by Sinopec Group Company that are subject matter of the Community Services Agreement were approximately RMB2,493 million, RMB2,000 million and RMB1,945 million respectively, representing approximately 0.85%, 0.69% and 0.62% respectively of the total operating expenses of the Company for the relevant periods. Taking into consideration of the historical expenditures for the receiving of products and services from the Sinopec Group as subject matters of the Community Services Agreement, as well as the Company's projection for each of the four financial years ended 31 December 2006, the Company proposes that the corresponding annual cap under the new waiver be lowered to 2% of the Company's total operating expenses.

      The Company is also required to disclose in each of its annual report the total amount of operating expenses and operating revenues of the relevant financial year, and the historical value of the fixed assets and the average month-end inventory value of the Company for the purpose of calculating the insurance premium payable by the Company under the SPI Fund Document.

      We have reviewed the historical figures provided by the Company for each of the Major Ongoing Connected Transactions for the three financial years ended 31 December 2002 and we have considered the Company's projection for each of the Major Ongoing Connected Transactions for the four financial years ended 31 December 2006, including but not limited to, the Directors' views as to the potential impact of the volatility of future oil prices on the Company's future total operating revenues and total operating expenses, and we are of the opinion that, based on the aforesaid, the New Caps in the application of new waivers for each of the Major On-going Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

      We note that if any terms of each of the Major On-going Connected Transactions as mentioned above is altered or if Sinopec Corp. enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

      With the above mentioned conditions stipulated by the Stock Exchange and considering that the Major On-going Connected Transactions will be carried out in the ordinary course of business of the Company and on normal commercial terms (but without conducting any independent confirmation) and in reliance upon the representations made by Sinopec Corp. and its Directors, we are of the view that the terms of such agreements and, in the case of the SPI Fund, the terms of payment by Sinopec Corp., are fair and reasonable so far as the Independent Shareholders are concerned

OPINION

      Having considered the above-mentioned principal factors and reasons, we are of the opinion that the terms of the Major On-going Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

                                                     Yours faithfully
                                                   For and on behalf of
                                            CLSA Equity Capital Markets Limited
                                                       Tim Ferdinand
                                                     Managing Director

-------------------------------------------------------------------------------
APPENDIX 1                                                GENERAL INFORMATION
-------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information on Sinopec Corp. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

      (a) As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive had any interest or short position in the Shares, underlying Shares and debentures of Sinopec Corp. or any associated corporations (within the meaning of the SFO) which (a) were required to be notified to Sinopec Corp. and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO; or (b) were required, pursuant to section 352 of the SFO to be entered into the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to Sinopec Corp. and the Stock Exchange.

      (b) As at the Latest Practicable Date, so far as is known to the Directors, Supervisors and chief executive of Sinopec Corp., the following persons were directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital of Sinopec Corp. and their short position in the Shares and underlying Shares of Sinopec Corp. which would fall to be disclosed to Sinopec Corp. under provisions of Divisions 2 and 3 of Part XV of the SFO:

                                                                         Number of          Percentage of total
             Name of Shareholders                                         H Shares       issued H share capital
                                                                     (in millions)                          (%)

             HKSCC Nominee Limited                                           9,655                        57.54
             ExxonMobil Far East Holdings Ltd                                3,169                        18.88
             Shell Eastern (PTE) Ltd                                         1,966                        11.72
             bp Oil Espana S.A.                                              1,829                        10.90

                                                                                            Percentage of total
                                                                         Number of       domestic share capital
             Name of Shareholders                                  Domestic Shares         (including A shares)
                                                                     (in millions)                          (%)

             China Petrochemical Corporation                            47,742.561                        68.28
                                                                State-owned shares
             China Development Bank                                       8,775.57                        12.55
                                                                State-owned shares
             China Cinda Asset Management Corporation                     8,720.65                        12.47
                                                                State-owned shares

            Save as disclosed above, so far as is known to the Directors, Supervisors and the chief executive of Sinopec Corp., as at the Latest Practicable Date, there was no other person who has an interest in the shares and underlying shares of Sinopec Corp. which would fall to be disclosed to Sinopec Corp. under the provisions of Divisions 2 and 3 of Part XV of the SFO or who was interested, directly or indirectly, in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of Sinopec Corp. or particulars of any options in respect of such capital.

      (c) As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement which was significant in relation to the business of Sinopec Corp.

      (d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered, or proposed to enter, into a service contract with Sinopec Corp. or any member of the Company which is not determinable by the employer within one year without payment of compensation, other than statutory compensation.

      (e) As at the Latest Practicable Date, none of the Directors or Supervisors or parties referred to in paragraph 4 of this Appendix had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to any member of the Company, or was proposed to be acquired, or disposed of by, or leased to any member of the Company since 30 June 2003, the date to which the latest audited published financial statements of Sinopec Corp. were made up.

      (f) As at the Latest Practicable Date, none of the parties referred to in paragraph 4 of this Appendix has any shareholding in any member of the Company or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company.

3.    MATERIAL ADVERSE CHANGE

      The Directors are not aware of any material adverse change in the financial or trading position of Sinopec Corp. since 30 June 2003, the date to which the latest published audited consolidated financial statements of Sinopec Corp. were made up.

4.    QUALIFICATIONS OF EXPERT

      Name              Qualifications

      CLSA deemed licensed corporation under the SFO for type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activity


5.    CONSENT OF EXPERT

      CLSA has given and has not withdrawn its respective written consent to the issue of this circular with inclusion of its opinion and/or the references to its name in the form and context in which it is included.

6.    DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following document will be available for inspection at the registered office of Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing, China during normal business hours up to and including 18 December 2003:

      (a) the articles of association of Sinopec Corp.;

      (b) copies of each of the agreements relating to the Major On-going Connected Transactions;

      (c) the letter from CLSA; and

      (d) the letter from the Independent Directors.

-------------------------------------------------------------------------------
                                 NOTICE OF EGM
-------------------------------------------------------------------------------

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

              NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING
                               FOR THE YEAR 2003

      NOTICE IS HEREBY GIVEN that the third extraordinary general meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at the Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") on Thursday, 18 December 2003 at 9:00 a.m. for the following purposes:

      To consider and approve the following matter by way of Ordinary
Resolutions:

      1. THAT the Major On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the Major On-going Connected Transactions.

      2. THAT the De-minimus On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the De-minimus On-going Connected Transactions.

                                                  By Order of the Board
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 28 October 2003

Notes:

1.    ELIGIBILITY FOR ATTENDING THE EGM

      Holders of Sinopec Corp.'s H shares whose names appear on the register of members of Sinopec Corp. maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Tuesday, 18 November 2003 are eligible to attend the EGM. In order to be eligible to attend and vote at the EGM, all transfers accompanied by the relevant share certificates must be lodged with the share registrars for H shares of Sinopec Corp. in Hong Kong not later than 4:00 p.m. on Monday, 17 November 2003.

2.    PROXY

      (a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

      (b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

      (c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Hong Kong Registrars Limited , not less than 24 hours before the time designated for holding of the EGM.

      (d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    REGISTRATION PROCEDURES FOR ATTENDING THE EGM

      (a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (b) Shareholders intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Thursday, 27 November 2003.

      (c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    CLOSURE OF REGISTER OF MEMBERS

      The register of members of Sinopec Corp. will be closed from Tuesday, 18 November 2003 to Thursday, 18 December 2003 (both days inclusive).

5.    OTHER BUSINESS

      (a) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (b) The address of the share registrar for H shares of Sinopec Corp., Hong Kong Registrars Limited, is at:

            Rooms 1712-1716, 17th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (c) The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China
            Telephone No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability

   Proxy Form for the Third Extraordinary General Meeting for the Year 2003

                                                   ---------------------------
                                                   Number of Shares related
                                                   to this proxy form (note 1)
                                                   ---------------------------

 I (We) (note 2)
 ____________________________________________________________________________
 of _________________________________________________________________________
 being the holder(s) of (note 1) ____________________________ H Share(s)/
 domestic Share(s) (note 3) of China Petroleum & Chemical Corporation ("Sinopec Corp.") of RMB1.00 each now appoint (note 4)______________________ (I.D. No.: _________________________ of ____________________________________
 the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the third extraordinary general meeting of Sinopec Corp. for the year 2003 ("EGM") to be held at 9:00 a.m. on Thursday, 18 December 2003 at Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (note 5)

--------------------------------------------------------------------------------------------------------------------
Ordinary Resolutions:                                                              For (note 5)    Against (note 5)
--------------------------------------------------------------------------------------------------------------------

1. THAT the Major On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the Major Ongoing Connected Transactions.
--------------------------------------------------------------------------------------------------------------------

2. THAT the De-minimus On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the De-minimus On-going Connected
   Transactions.
--------------------------------------------------------------------------------------------------------------------


Date: ___________________________________ 2003                 Signature: _________________________________ (note 6)


Notes:
1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS. 3. Please delete as appropriate.
4. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.
5. Attention: If you wish to vote FOR any resolution, please indicate with a "v" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "v" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.
6. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
7. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, the PRC or, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

   Reply Slip for the Third Extraordinary General Meeting for the Year 2003

I (We) (1) ____________________________________________________________________
of_____________________________________________________________________________
being the holder(s) of (2)_____________________________________________________
H share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I (we) or my
(our) proxy wish to attend the third extraordinary general meeting of Sinopec Corp. for the year 2003 (the "EGM") to be held at Sinopec Corp.'s Offices at A6 Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") at 9.00 a.m. on Thursday, 18 December 2003.




Signature(s): _________________________


Date: _________________________________



Notes:




1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.


2.     Please insert the number of shares registered under your name(s).


3. The completed and signed reply slip should be delivered by post, by fax or by hand to Sinopec Corp. (address: A6 Huixindong Street, Chaoyang District, Beijing, PRC 100029 or fax no.: (+86) 10 6499 0022) on or before Thursday, 27 November 2003. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.